SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 11)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §

240.13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

Rice Energy Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

762760106

(CUSIP Number)

Daniel J. Rice IV

2200 Rice Drive, Canonsburg, Pennsylvania 15317

Tel: (724) 746-6720

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 28, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Rice Energy Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☒ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 33,807,041 (see items 3, 4 and 5)*
	9	SOLE DISPOSITIVE POWER 4,007,041
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,807,041 (see items 3, 4 and 5)**
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7%**
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

*	As further described in Item 4, the Reporting Persons (as defined below) may be deemed to beneficially own the shares of Common Stock (as defined below) of the Issuer (as defined below) beneficially owned by each Reporting Person pursuant to the Stockholders’ Agreement (as defined below).

**	The calculation is based on 202,591,251 shares of Common Stock, which are the number of shares of Common Stock outstanding based on the Issuer’s Quarterly Report on Form 10-Q for the nine months ended September 30, 2016, filed on November 3, 2016 (the “Q3 2016 Form 10-Q”) with the Securities and Exchange Commission (the “SEC”).

1	NAME OF REPORTING PERSON Rice Energy Irrevocable Trust*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO (Trust)

*	Kathleen L. Peto and Jay D. Rosenbaum are trustees of Rice Energy Irrevocable Trust.

1	NAME OF REPORTING PERSON Kathleen L. Peto
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER * -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

*	Does not include the 2,556,844 shares of Common Stock owned by the spouse of Ms. Peto, Daniel J. Rice III. Ms. Peto disclaims beneficial ownership of the shares held by Daniel J. Rice III.

1	NAME OF REPORTING PERSON Jay D. Rosenbaum
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSON Rice Energy 2016 Irrevocable Trust*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☒ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Hampshire
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 33,807,041 (see items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER 29,800,000**
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,807,041 (see items 3, 4 and 5)***
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7%***
14	TYPE OF REPORTING PERSON OO (Trust)

*	Andrew L. Share is the trustee of Rice Energy 2016 Irrevocable Trust.

**	As further described in Item 4, the Reporting Persons may be deemed to beneficially own the shares of Common Stock beneficially owned by each Reporting Person pursuant to the Stockholders’ Agreement.

***	The calculation is based on 202,591,251 shares of Common Stock, which are the number of shares of Common Stock outstanding based on the Q3 2016 Form 10-Q.

1	NAME OF REPORTING PERSON Andrew L. Share
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☒ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 33,807,041 (see items 3, 4 and 5)*
	9	SOLE DISPOSITIVE POWER 29,800,000**
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,807,041 (see items 3, 4 and 5)***
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7%***
14	TYPE OF REPORTING PERSON IN

*	All of these shares of Common Stock are held by Rice Energy 2016 Irrevocable Trust, of which Mr. Share is the trustee.

**	As further described in Item 4, the Reporting Persons may be deemed to beneficially own the shares of Common Stock beneficially owned by each Reporting Person pursuant to the Stockholders’ Agreement.

***	The calculation is based on 202,591,251 shares of Common Stock, which are the number of shares of Common Stock outstanding based on the Q3 2016 Form 10-Q.

This Amendment No. 11 (“Amendment No. 11”) to Schedule 13D amends and supplements the Schedule 13D originally filed with the SEC by certain of the Reporting Persons (as defined herein) and others on February 10, 2014, as amended by Amendment No. 1 to Schedule 13D filed with the SEC by certain of the Reporting Persons and others on August 21, 2014, by Amendment No. 2 to Schedule 13D filed with the SEC by certain of the Reporting Persons, the Prior Trust (as defined herein), the Exiting Trustees (as defined herein), and others on November 26, 2014, by Amendment No. 3 to Schedule 13D filed with the SEC by certain of the Reporting Persons, the Prior Trust, the Exiting Trustees, and others on January 14, 2015, by Amendment No. 4 to Schedule 13D filed with the SEC by certain of the Reporting Persons, the Prior Trust, the Exiting Trustees, and others on May 22, 2015, by Amendment No. 5 to Schedule 13D filed with the SEC by certain of the Reporting Persons, the Prior Trust, the Exiting Trustees, and others on June 18, 2015, by Amendment No. 6 to Schedule 13D filed with the SEC by certain of the Reporting Persons, the Prior Trust, the Exiting Trustees, and others on December 21, 2015, by Amendment No. 7 to Schedule 13D filed with the SEC by certain of the Reporting Persons, the Prior Trust, the Exiting Trustees, and others on January 7, 2016, by Amendment No. 8 to Schedule 13D filed with the SEC by certain of the Reporting Persons, the Prior Trust, the Exiting Trustees, and others on March 25, 2016, by Amendment No. 9 to Schedule 13D filed with the SEC by certain of the Reporting Persons, the Prior Trust, the Exiting Trustees, and others on April 27, 2016, and by Amendment No. 10 to Schedule 13D filed with the SEC by certain of the Reporting Persons, the Prior Trust, and the Exiting Trustees on October 7, 2016 (the “Schedule 13D”) relating to the common stock, par value $0.01 per share (the “Common Stock”), of Rice Energy Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein but not defined herein shall have the meaning ascribed to them in the Schedule 13D. This Amendment No. 11 amends and supplements the Schedule 13D as specifically set forth herein.

As a result of the transactions disclosed herein, Rice Energy Irrevocable Trust (the “Prior Trust”) and the trustees of the Prior Trust, Kathleen L. Peto, and Jay D. Rosenbaum (the “Exiting Trustees”) shall no longer be deemed to be members of a group with the Reporting Persons for the purposes of Section 13(d)(3) of the Exchange Act, and, accordingly, this Amendment No. 11 constitutes an “exit filing” for the Prior Trust and the Exiting Trustees.

Item 1.	Security and Issuer

This Amendment No. 11 relates to the Common Stock of the Issuer. The principal executive offices of the Issuer are located at 2200 Rice Drive, Canonsburg, Pennsylvania 15317.

Item 2.	Identity and Background

The information set forth in or incorporated by reference in Item 4 and Schedule I of this Amendment No. 11 is incorporated by reference in its entirety into this Item 2. Rice Holdings, Rice Energy 2016 Irrevocable Trust, and Andrew L. Share are collectively referred to as the “Reporting Persons”.

This Item 2 shall be deemed to amend and restate Item 2 in its entirety:

(a),(f) This Amendment No. 11 is being filed jointly by each of the following persons:

(i)	Rice Energy Holdings LLC, a Delaware limited liability company (“Rice Holdings”);

(ii)	Rice Energy Irrevocable Trust, a Massachusetts trust (“Prior Trust”);

(iii)	Kathleen L. Peto, a trustee of Rice Energy Irrevocable Trust;

(iv)	Jay D. Rosenbaum, a trustee of Rice Energy Irrevocable Trust;

(v)	Rice Energy 2016 Irrevocable Trust, a New Hampshire trust (“Rice Energy 2016 Irrevocable Trust”); and

(vi)	Andrew L. Share, the trustee of Rice Energy 2016 Irrevocable Trust;

The Reporting Persons, the Prior Trust, and the Exiting Trustees have entered into a Joint Filing Agreement, dated as of December 28, 2016, a copy of which is attached hereto as Exhibit 6.

(b) The address of the principal office of Rice Holdings is 2200 Rice Drive, Canonsburg, Pennsylvania 15317. The address of the principal office of the Prior Trust and Jay D. Rosenbaum is ℅Nixon Peabody LLP, 100 Summer Street, Boston, Massachusetts 02110. The address of Kathleen L. Peto is 14623 Halter Road, Wellington, Florida 33414. The address of Rice Energy 2016 Irrevocable Trust and Andrew L. Share is ℅Nixon Peabody LLP, 900 Elm Street, Manchester, New Hampshire 03101.

(c) The name, residence or business address, present principal occupation or employment and citizenship of each director, executive officer, trustees, general partners, managing members and control persons, as applicable, of each of the Reporting Persons are listed on Schedule I hereto.

(i)	Rice Holdings’ principal business is to hold shares of Common Stock; and

(ii)	The principal business of the Prior Trust is as a trust for the benefit of the children and descendants of Daniel J. Rice III, a member of the Issuer’s board of directors, and Kathleen L. Peto, a trustee of the Prior Trust.

(iii)	The principal business of Rice Energy 2016 Irrevocable Trust is as a trust for the benefit of the children and descendants of Daniel J. Rice III, a member of the Issuer’s board of directors, and his wife, Kathleen L. Peto.

(d) During the last five years, none of the Reporting Persons, the Prior Trust, the Exiting Trustees, or the persons named in Schedule I has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the last five years, none of the Reporting Persons, the Prior Trust, the Exiting Trustees, or the persons named in Schedule I was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Not applicable.

Item 4.	Purpose of Transaction

This Item 4 shall be deemed to amend and restate Item 4 in its entirety:

The information set forth in or incorporated by reference in Item 2, Item 5 and Schedule I of this Amendment No. 11 is incorporated by reference in its entirety into this Item 4.

In connection with the consummation of the Issuer’s initial public offering on January 29, 2014, Rice Holdings and NGP Holdings LLC (“NGP Holdings”) entered into a stockholders’ agreement (as amended on August 8, 2014, the “Stockholders’ Agreement”) with the Issuer, Rice Energy Family Holdings, LP (“Rice Partners”) and Alpha Natural Resources, Inc. (“Alpha”). Pursuant to the Stockholders’ Agreement, each of Rice Holdings, NGP Holdings and Alpha had the right to designate a certain number of nominees to the Issuer’s Board of Directors, subject to the limitations and conditions set forth therein, including the ownership of a specified percentage of the outstanding shares of Common Stock. As of the date of this filing, only Rice Holdings has the right to designate a certain number of nominees to the Issuer’s Board of Directors. The Stockholders’ Agreement also requires the stockholders party thereto to take all necessary actions, including voting their shares of Common Stock, to cause the election of the nominees designated by Rice Holdings. As a result, the parties thereto that own more than the specified percentage of the outstanding shares of Common Stock may be deemed to be members of a group for the purposes of Section 13(d)(3) of the Exchange Act and the Reporting Persons may be deemed to beneficially own the shares of Common Stock beneficially owned by each Reporting Person.

On November 17, 2014, Rice Partners made a pro rata liquidating distribution pursuant to its Agreement of Limited Partnership dated as of February 9, 2007. Prior to the dissolution of Rice Partners, (i) Rice Energy Management LLC (“Rice Management”) was the general partner of Rice Partners, and owned a 1.0% general partnership interest in Rice Partners and (ii) the Prior Trust owned a 99.0% limited partnership interest in Rice Partners. Following the dissolution and liquidation of Rice Partners, on November 18, 2014, Rice Management made a pro rata liquidating distribution pursuant to its Limited Liability Company Agreement dated as of February 8, 2007 to its sole member, Daniel J. Rice III. As a result of the pro rata liquidating distributions by Rice Partners and Rice Management, the 20,000,000 shares of Common Stock beneficially owned by Rice Partners were distributed to the Prior Trust and Daniel J. Rice III in the amounts of 19,800,000 shares and 200,000 shares, respectively. The shares of Common Stock held by the Prior Trust were for the benefit of the children and descendants of Daniel J. Rice III, a member of the Issuer’s board of directors, and his wife, Kathleen L. Peto, who is a trustee of the Prior Trust. Daniel J. Rice III has beneficial ownership of 2,556,844 shares of Common Stock. Kathleen L. Peto disclaims beneficial ownership of the shares held by Daniel J. Rice III.

On November 17, 2014, Rice Partners and the Prior Trust entered into an Agreement of Assignment and Assumption, pursuant to which Rice Partners assigned to the Prior Trust all of its rights, and the Prior Trust assumed all of the obligations of Rice Partners, under the Stockholders’ Agreement.

On September 28, 2015, Rice Holdings made a pro rata distribution pursuant to its Amended and Restated Limited Liability Company Agreement, dated as of January 29, 2014. As a result of the pro rata distribution by Rice Holdings, 132,038 shares of Common Stock beneficially owned by Rice Holdings were distributed to certain members of Rice Holdings.

On December 9, 2015, Rice Holdings made a distribution pursuant to the First Amendment to the Amended and Restated Limited Liability Company Agreement of Rice Holdings, dated as of December 9, 2015. As a result of the distribution by Rice Holdings, 15,000,000 shares of Common Stock beneficially owned by Rice Holdings were distributed to the Prior Trust.

On December 21, 2015, the Prior Trust sold 5,000,000 shares of Common Stock to a market maker in accordance with Rule 144 under the Securities Act of 1933, as amended.

On March 22, 2016, Alpha sold shares of Common Stock in sufficient amount to cause Alpha’s direct beneficial ownership of Common Stock to fall below a specified percentage of the outstanding shares of Common Stock, and the Stockholder’s Agreement terminated with respect to Alpha pursuant to its terms. As a result, Alpha may no longer be deemed to be a member of a group with the Reporting Persons for the purposes of Section 13(d)(3) of the Exchange Act, and the Reporting Persons may no longer be deemed to beneficially own the shares of Common Stock beneficially owned by Alpha.

On April 12, 2016, NGP Holdings, as selling stockholder, and the Issuer entered into an underwriting agreement (the “Underwriting Agreement”) with Goldman, Sachs & Co (the “Underwriter”), providing for the issuance, offer and sale of 20,000,000 shares of Common Stock by the Company and the offer and sale of 9,858,891 shares of Common Stock by NGP Holdings (the “Offering”), and purchase by the Underwriters of the shares of Common Stock at a price of $15.60 per share of Common Stock. The Offering closed on April 15, 2015. On April 19, 2016, the Underwriter notified NGP Holdings of its exercise in full of its option to purchase an additional 4,478,834 shares of Common Stock held by NGP Holdings (the “Option”). The Option closed on April 21, 2016.

As a result of its sales of Common Stock in the Offering and pursuant to the Option, NGP Holdings no longer owns any shares of Common Stock. Accordingly, the Stockholder’s Agreement has terminated with respect to NGP Holdings pursuant to its terms. As a result, the NGP Entities shall no longer be deemed to be a member of a group with the Reporting Persons for the purposes of Section 13(d)(3) of the Exchange Act, and the Reporting Persons, the Prior Trust and the Exiting Trustees shall no longer be deemed to beneficially own any shares of Common Stock beneficially owned by NGP Holdings.

On September 28, 2016, Rice Holdings made a pro rata distribution pursuant to its Amended and Restated Limited Liability Company Agreement, dated as of January 29, 2014, as amended. As a result of the pro rata distribution by Rice Holdings, 1,161,844 shares of Common Stock beneficially owned by Rice Holdings were distributed to certain members of Rice Holdings.

On December 28, 2016, the Prior Trust transferred 10,800,000 shares of Common Stock to Rice Energy 2016 Irrevocable Trust. On December 29, 2016, the Prior Trust transferred a further 19,000,000 shares of Common Stock to Rice Energy 2016 Irrevocable Trust. The beneficiaries of Rice Energy 2016 Irrevocable Trust are the children of Daniel J. Rice III and their descendants. The shares of Common Stock held by Rice Energy 2016 Irrevocable Trust are for such beneficiaries. As of the date hereof, Rice Energy 2016 Irrevocable Trust beneficially owns 29,800,000 shares of Common Stock.

On December 28, 2016, the Issuer, the Prior Trust, and Rice Energy 2016 Irrevocable Trust entered into an Agreement of Assignment and Assumption, pursuant to which the Prior Trust assigned to Rice Energy 2016 Irrevocable Trust all of its rights, and Rice Energy 2016 Irrevocable Trust assumed all of the obligations of the Prior Trust, under the Stockholders’ Agreement.

As a result of its transfer of Common Stock to Rice Energy 2016 Irrevocable Trust, the Prior Trust no longer owns any shares of Common Stock. Accordingly, as a result of such transfer of Common Stock and the assignment to Rice Energy 2016 Irrevocable Trust of the Prior Trust’s rights and obligations under the Stockholder’s Agreement, the Stockholder’s Agreement has terminated with respect to the Prior Trust pursuant to its terms and the Prior Trust and the Exiting Trustees shall no longer be deemed to be members of a group with the Reporting Persons for the purposes of Section 13(d)(3) of the Exchange Act.

To raise capital to manage its debt obligations and for other purposes required for the administration of Rice Energy 2016 Irrevocable Trust, the trustee of Rice Energy 2016 Irrevocable Trust may from time to time sell a portion of the shares of the Common Stock held by the Trust.

Except as set forth above or incorporated in this Item 4, the Reporting Persons, the Prior Trust, the Exiting Trustees, and persons named in Schedule I have no present plans or proposals which would result in or relate to any of the transactions described in paragraphs (a) through (i) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

This Item 5 shall be deemed to amend and restate Item 5 in its entirety:

The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Amendment No. 11 and the information set forth or incorporated by reference in Items 2, 3, 4, 6 and Schedule I are hereby incorporated herein by reference.

(a)-(b) The following disclosure assumes that there are a total of 202,591,251 shares of Common Stock outstanding, based on the Q3 2016 Form 10-Q.

Pursuant to Rule 13d-3 of the Act, the Reporting Persons may be deemed to beneficially own 33,807,041 shares of Common Stock, which constitute approximately 16.7% of the outstanding Common Stock.

Except as set forth or incorporated by reference in this Item 5 or Schedule I, none of the persons named in Item 2 or Schedule I beneficially owns shares of Common Stock.

(c) Except as set forth or incorporated by reference in this Item 5, none of the Reporting Persons, the Prior Trust, the Exiting Trustees, or the persons named in Schedule I has effected any transaction in shares of the Issuer’s Common Stock during the past 60 days.

(d) To the knowledge of the Reporting Persons, the Prior Trust and the Exiting Trustees, no person other than the Reporting Persons or the persons named in Schedule I has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the respective securities beneficially owned by such persons.

(e) As of December 29, 2016, the Prior Trust and the Exiting Trustees may no longer be deemed to be member of a group with the Reporting Persons or deemed to beneficially own the shares of Common Stock beneficially owned by the Reporting Persons. As of December 29, 2016, the Prior Trust and the Exiting Trustees beneficially owned no shares of Common Stock. Therefore, this is an exit filing for the Prior Trust and the Exiting Trustees.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth or incorporated in Item 4 is hereby incorporated herein by reference.

Rice Energy 2016 Irrevocable Trust holds 13,000,000 shares of Common Stock in a brokerage account with UBS Financial Services Inc. (“UBS”). Pursuant to UBS’s standard client account agreement, UBS holds a lien on all assets in the account (including such shares of Common Stock) as security for amounts borrowed from time to time on margin, subject to applicable federal margin regulations, stock exchange regulations and UBS credit policies.

In addition to the shares of Common Stock held by Rice Energy 2016 Irrevocable Trust in its UBS margin account described above, shares of Common Stock owned by any Reporting Persons may be held, from time to time, in margin accounts, subject to applicable federal margin regulations, stock exchange regulations and the various brokerage firms’ credit policies.

Item 7.	Material to Be Filed as Exhibits

1.	Stockholders’ Agreement, dated as of January 29, 2014, among Rice Energy Inc., NGP Rice Holdings, LLC, Rice Energy Holdings LLC, Rice Energy Family Holdings, LP and Alpha Natural Resources, Inc. (incorporated by reference to Exhibit 4.1 of Rice Energy Inc.’s Current Report on Form 8-K (File No. 001-36273) filed with the SEC on February 4, 2014) and the First Amendment to Stockholders’ Agreement, dated as of August 8, 2014 (incorporated by reference to Exhibit 4.5 of Rice Energy Inc.’s Quarterly Report on Form 10-Q (File No. 001-36273) filed with the SEC on August 11, 2014)

2.	Master Reorganization Agreement, dated as of January 23, 2014, by and among Rice Energy Family Holdings, LP, NGP RE Holdings, L.L.C., NGP RE Holdings II, L.L.C., Daniel J. Rice III, Rice Drilling B LLC, Rice Merger LLC, Rice Energy Appalachia, LLC, each of the persons holding incentive units representing interests in Rice Energy Appalachia, LLC, Rice Energy Inc., Rice Energy Holdings LLC, and NGP Rice Holdings LLC (incorporated by reference to Exhibit 10.1 of Rice Energy Inc.’s Current Report on Form 8-K (File No. 001-36273) filed with the SEC on January 29, 2014)

3.	Registration Rights Agreement, dated as of January 29, 2014, among Rice Energy Inc., NGP Rice Holdings, LLC, Rice Energy Holdings LLC, Rice Energy Family Holdings, LP and Foundation PA Coal Company, LLC (incorporated by reference to Exhibit 4.2 of Rice Energy Inc.’s Current Report on Form 8-K (File No. 001-36273) filed with the SEC on February 4, 2014)

4.	Agreement of Assignment and Assumption, dated as of November 17, 2014, by and between Rice Energy Family Holdings, LP and Rice Energy Irrevocable Trust (incorporated by reference to Exhibit 4 to the Reporting Persons’ Schedule 13D/A filed November 26, 2014 (File No. 005-87900))

5.	Agreement of Assignment and Assumption, dated as of December 28, 2016, by and among Rice Energy Inc., Rice Energy Irrevocable Trust, and Rice Energy 2016 Irrevocable Trust

6.	Joint Filing Agreement among the Reporting Persons, Rice Energy Irrevocable Trust, Kathleen L. Peto and Jay D. Rosenbaum regarding filing of Schedule 13D, dated December 28, 2016

7.	First Amendment to the Amended and Restated Limited Liability Company Agreement of Rice Energy Holdings LLC, dated as of December 9, 2015 (incorporated by reference to Exhibit 7 to the Reporting Persons’ Schedule 13D/A filed December 21, 2015 (File No. 005-87900))

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 30, 2016

RICE ENERGY HOLDINGS LLC

/s/ Daniel J. Rice IV
Name:	Daniel J. Rice IV
Title:	Manager

RICE ENERGY 2016 IRREVOCABLE TRUST

/s/ Andrew L. Share
Name:	Andrew L. Share
Title:	Trustee

ANDREW L. SHARE

/s/ Andrew L. Share
Name:	Andrew L. Share

SCHEDULE I

This Schedule I shall be deemed to amend and restate Schedule I in its entirety:

The name, business address and shares of Common Stock of the Issuer beneficially owned of each of the executive officers and directors of Rice Energy Holdings LLC, Rice Energy Irrevocable Trust, and Rice Energy 2016 Irrevocable Trust are set forth below. The present principal occupation or employment of each of the executive officers and directors of Rice Energy Holdings LLC, Rice Energy Irrevocable Trust, and Rice Energy 2016 Irrevocable Trust are also set forth below (outside of similar positions held with respect to other entities directly or indirectly managed or advised by the Issuer and Rice Holdings).

RICE ENERGY HOLDINGS LLC

Name	Present Principal Occupation or Employment	Business Address	Citizenship	Beneficial Ownership of Shares
Daniel J. Rice IV	Manager, Chief Executive Officer	(1)	United States	184,211
Toby Z. Rice	Manager, President and Chief Operating Officer	(1)	United States	142,937	*
Derek A. Rice	Vice President of Exploration & Geology	(1)	United States	184,211
Grayson T. Lisenby	Vice President and Chief Financial Officer	(1)	United States	234,191
James W. Rogers	Vice President, Chief Accounting & Administrative Officer, Treasurer	(1)	United States	60,082
William E. Jordan	Vice President, General Counsel and Corporate Secretary	(1)	United States	87,788
Daniel J. Rice III	Manager	(1)	United States	2,556,844

*	Does not include 80,685 shares of Common Stock beneficially owned by Toby Z. Rice’s spouse. Mr. Rice disclaims beneficial ownership of such shares.

(1)	2200 Rice Drive, Canonsburg, Pennsylvania 15317.

The name, principal occupation or employment, and business address of each of the Trustees of Rice Energy Irrevocable Trust are set forth below.

RICE ENERGY IRREVOCABLE TRUST

Name	Present Principal Occupation or Employment	Business Address	Citizenship
Kathleen L. Peto	Retired (Financial Services Industry)	14623 Halter Road, Wellington, FL 33414	United States

Jay D. Rosenbaum	Partner, Nixon Peabody LLP	℅ Nixon Peabody LLP 100 Summer Street, Boston, MA 02110	United States

The name, principal occupation or employment, and business address of the Trustee of Rice Energy 2016 Irrevocable Trust are set forth below.

RICE ENERGY 2016 IRREVOCABLE TRUST

Name	Present Principal Occupation or Employment	Business Address	Citizenship

Andrew L. Share	Partner, Nixon Peabody LLP	℅ Nixon Peabody LLP 100 ElmStreet, Manchester, NH 03101	United States

Index to Exhibits

1. Stockholders’ Agreement, dated as of January 29, 2014, among Rice Energy Inc., NGP Rice Holdings, LLC, Rice Energy Holdings LLC, Rice Energy Family Holdings, LP and Alpha Natural Resources, Inc. (incorporated by reference to Exhibit 4.1 of Rice Energy Inc.’s Current Report on Form 8-K (File No. 001-36273) filed with the SEC on February 4, 2014) and the First Amendment to Stockholders’ Agreement, dated as of August 8, 2014 (incorporated by reference to Exhibit 4.5 of Rice Energy Inc.’s Quarterly Report on Form 10-Q (File No. 001-36273) filed with the SEC on August 11, 2014)

2. Master Reorganization Agreement, dated as of January 23, 2014, by and among Rice Energy Family Holdings, LP, NGP RE Holdings, L.L.C., NGP RE Holdings II, L.L.C., Daniel J. Rice III, Rice Drilling B LLC, Rice Merger LLC, Rice Energy Appalachia, LLC, each of the persons holding incentive units representing interests in Rice Energy Appalachia, LLC, Rice Energy Inc., Rice Energy Holdings LLC, and NGP Rice Holdings LLC (incorporated by reference to Exhibit 10.1 of Rice Energy Inc.’s Current Report on Form 8-K (File No. 001-36273) filed with the SEC on January 29, 2014)

3. Registration Rights Agreement, dated as of January 29, 2014, among Rice Energy Inc., NGP Rice Holdings, LLC, Rice Energy Holdings LLC, Rice Energy Family Holdings, LP and Foundation PA Coal Company, LLC (incorporated by reference to Exhibit 4.2 of Rice Energy Inc.’s Current Report on Form 8-K (File No. 001-36273) filed with the SEC on February 4, 2014)

4. Agreement of Assignment and Assumption, dated as of November 17, 2014, by and between Rice Energy Family Holdings, LP and Rice Energy Irrevocable Trust (incorporated by reference to Exhibit 4 to the Reporting Persons’ Schedule 13D/A filed November 26, 2014 (File No. 005-87900))

5. Agreement of Assignment and Assumption, dated as of December 28, 2016, by and among Rice Energy Inc., Rice Energy Irrevocable Trust, and Rice Energy 2016 Irrevocable Trust

6. Joint Filing Agreement among the Reporting Persons, Rice Energy Irrevocable Trust, Kathleen L. Peto and Jay D. Rosenbaum regarding filing of Schedule 13D, dated December 28, 2016

7. First Amendment to the Amended and Restated Limited Liability Company Agreement of Rice Energy Holdings LLC, dated as of December 9, 2015 (incorporated by reference to Exhibit 7 to the Reporting Persons’ Schedule 13D/A filed December 21, 2015 (File No. 005-87900))